

Mail Stop 3561

May 11, 2016

Gregg S. Kantor
Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re:** **Northwest Natural Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-15973**

Dear Mr. Kantor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Application of Critical Accounting Policies and Estimates, page 43

Impairment of Long-Lived Assets, page 46

1.   We note your review of the Gill River Storage facility for impairment. Please tell us your consideration of expanding your disclosures regarding the impairment review of the Gill Ranch Storage facility to:

- include the amount of the Gill Ranch storage assets at risk of potential impairment;

- indicate the percentage by which undiscounted cash flows exceeded carrying value as of the date of the most recent test;

- define the period of time over which you have assumed a recovery of storage pricing and an ability to contract with higher value customers; and

- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions so that investors can assess the probability of a future material impairment charge.

Notes to Financial Statements, page 56

Note 1. Organization and Principles of Consolidation, page 56

Environmental Regulatory Accounting, page 57

2.   Please explain the circumstances that permitted recognition of $5.3 million of pre-tax interest income related to the *equity* earnings on your deferred environmental expenses. If such income related to the equity component of your deferred environmental expenditures, please explain how the 2015 Order permitted recognition under ASC 980 and whether such amounts were ever billed in rates. Please also explain how the $2.8 million of disallowed interest related to the 2016 OPUC order was calculated and why it bears a disproportionate relationship to the amount of interest recognized compared to the disallowance of $15 million relative to the $95 million of remediation expenses. Please be detailed in your response.

Note 11. Gas Reserves, page 77

3.   We note your investment in the gas reserves program in the Jonah field. Please provide us a supplemental description of how the program operates and the specifics of how the costs of the program, including depletion, are calculated and included in your annual PGA filing. Please tell us how you viewed such operations under ASC 932 and whether you applied the successful efforts method or full cost method of accounting for the costs of exploration and production. If you did not apply either of the 2 accepted methods of accounting for gas extractive activities, please describe the method by which you determined the amount and rate of depletion and your basis in GAAP for the use of such method. If you believe such operations should be accounted for under ASC 980, please describe in detail how your regulated rates were designed to recover the specific costs of the program and whether sale of the program's gas produced into the market, as opposed to use in servicing gas customers, impacted your decision to account for the program under ASC 980. Please also consider and advise whether existing disclosure adequately quantifies the extent to which such gas operations are being supported by your annual PGA filing. Please finally explain in detail how you are accounting for the amended agreement in which additional volumes produced are be included in your PGA at a fixed rate per therm as opposed to the specific costs of exploring and producing such volumes net of revenues received. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant at 202-551-3823 or me at 202-551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products